UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2013.

Commission File Number 001-13896

Elan Corporation, plc
(Translation of registrant’s name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185, 333-154573, 333-181971 and 333-181973)

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Elan Corporation, plc
Extraordinary General Meeting 17 June 2013
Poll Results by Resolution

No.	Resolution	Total Voted	Vote For	Vote Against	Vote Withheld(1)
1	THAT the entry by the Company into the Theravance Transaction, (as described and defined in the circular to Elan Shareholders dated 27 May 2013 of which this Notice forms part) (the “Circular”), be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the Theravance Transaction into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing.	374,148,214	103,324,973	270,823,241	2,368,478
2	THAT the entry by the Company into the AOP Transaction, (as described and defined in the Circular), be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the AOP Transaction into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing.	363,220,593	83,419,536	279,801,057	13,293,599
3	THAT the entry by the Company into the ELND005 Transaction, (as described and defined in the Circular), be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the ELND005 Transaction into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing.	373,975,762	160,949,998	213,025,764	2,540,930
4	THAT the entry by the Company into the Share Repurchase Program, (as described and defined in the Circular), be and is hereby approved and the Directors, or a duly authorised committee of the Directors, be and are hereby authorised to carry the Share Repurchase Program into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith the Directors of the Company be and are hereby authorised to do or procure to be done any such acts and things on behalf of the Company and its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the foregoing.	374,059,433	187,484,566	186,574,867	2,457,259
(1)	A ‘vote withheld’ is not a vote in law and is not counted in the calculation of the outcome of the resolutions.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel Name: William F. Daniel Title: Executive Vice President and Company Secretary
Dated:	June 18, 2013

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